                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               KINDER MORGAN, INC.
                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE $5 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    49455P101
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 AUGUST 28, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

--------------------
CUSIP NO.  49455P101
--------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds
     WC, OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)

     [X]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power

                           0
                     -----------------------------------------------------------
                     (8)   Shared Voting Power
Number of Shares
Beneficially Owned         145,118
By Each Reporting    -----------------------------------------------------------
Person With          (9)   Sole Dispositive Power

                           0
                     -----------------------------------------------------------
                     (10)  Shared Dispositive Power

                           145,118
                     -----------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     145,118

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO.  49455P101
--------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     AIG Financial Products Corp. (I.R.S. Identification No. 13-3389410)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds
     WC, OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)

     [X]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power

                           0
                     -----------------------------------------------------------
                     (8)   Shared Voting Power
Number of Shares
Beneficially Owned         0
By Each Reporting    -----------------------------------------------------------
Person With          (9)   Sole Dispositive Power

                           0
                     -----------------------------------------------------------
                     (10)  Shared Dispositive Power

                           0
                     -----------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     0

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO.  49455P101
--------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person: None.

     AIG Knight LLC
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds
     WC, OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Organized in the State of Delaware
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power

                           0
                     -----------------------------------------------------------
                     (8)   Shared Voting Power
Number of Shares
Beneficially Owned         0
By Each Reporting    -----------------------------------------------------------
Person With          (9)   Sole Dispositive Power

                           0
                     -----------------------------------------------------------
                     (10)  Shared Dispositive Power

                           0
                     -----------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $5.00 per share (the "Common Stock"), of Kinder Morgan, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002.

Item 2. Identity and Background.

     General

     This Schedule 13D is being filed by American International Group, Inc. ("AIG"), AIG Financial Products Corp. ("AIGFP") and AIG Knight LLC ("AIG Knight" and together with AIG and AIGFP, the "Reporting Persons"). In addition, the 145,118 shares of Common Stock owned by AIG represent shares held by certain investment advisor subsidiaries of AIG on behalf of their clients and by National Union Fire Insurance Company of Pittsburgh, Pa. and The Hartford Steam Boiler Inspection and Insurance Company, each of which is a wholly-owned subsidiary of AIG.

     AIG, a Delaware corporation, is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management. AIGFP, a Delaware corporation and wholly-owned subsidiary of AIG, engages as principal, directly and through its subsidiaries and other AIG-owned companies under its management, in standard and customized interest rate, currency, equity, commodity, energy and credit products with counterparties throughout the world and also raises funds through municipal reinvestment contracts and other private and public security offerings, investing the proceeds in a diversified portfolio of high grade securities and derivative transactions. AIG Knight, a Delaware limited liability company and wholly-owned subsidiary of AIGFP, was formed for the purpose of holding AIG's investment in Knight Holdco LLC (defined below). AIG may determine in the future to distribute ownership interests in AIG Knight or its interest in Parent (as defined below) to AIG subsidiaries and funds or investment vehicles sponsored or managed by AIG or AIG subsidiaries, in addition to AIGFP. The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270; AIGFP and AIG Knight LLC are located at 50 Danbury Road, Wilton, Connecticut 06897.

     Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 307,911,552 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,202,603 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). Universal Foundation has the sole power to vote such 2,202,603 AIG Shares. C.V. Starr & Co., Inc. a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 41,277,246 AIG Shares (18,644,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,902,886 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 79,388,082 AIG Shares, 18,120,666 of which are held as a tenant in common with Mr. Greenberg's wife, 108,663 of which are held in family trusts of which Mr. Greenberg is a trustee, 41,277,246 of which are held by Starr (18,644,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 381,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 20,000,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 381,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 20,000,000 AIG Shares. Edward
E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 729,320 AIG Shares, 306,820 of which are held directly by Mr. Matthews and 422,500 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,667,378 AIG Shares, 23,100 of which are held by Mr. Matthews' wife and 18,644,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

     The principal executive offices of SICO are located at Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of AIG, AIGFP, AIG Knight, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Messrs. Bridgwater, Forster, Pentland and Osborne and Ms. Barclay and Ms. Barnes, who are citizens of the United Kingdom, Messrs. Zalamea and Colayco and Ms. Fernando, who are citizens of the Republic of the Philippines, Mr. Gabriele, who is a citizen of the Republic of Italy, and Mr. Micottis, who is a citizen of the Republic of France.

     All information provided in this Schedule 13D (including, without limitation, in this Item 2 and Exhibit A to this Schedule 13D) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on May 26, 2006 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

     2006 Regulatory Settlements

     In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

     AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Exchange Act; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million. These amounts have been paid into a fund under the supervision of the SEC to be available to resolve claims asserted in various civil proceedings, including shareholder lawsuits.

     In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying $25 million.

     Effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005. Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain AIG insureds who purchased excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc. In addition, approximately $343 million will be used to compensate participating state funds in connection with the underpayment of certain workers compensation premium taxes and other assessments. In addition, AIG paid $100 million as a fine to the State of New York.

     As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

     PNC Settlement

     In November 2004, AIG and AIGFP, a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and the PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

     As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

     The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheet. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice and AIGFP PAGIC has since been dissolved. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

     Except as set forth above in this Item 2, during the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the executive officers and directors of the Reporting Persons (as listed in Exhibit A), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 7, 2006, a copy of which is attached hereto as Exhibit B.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 28, 2006, among Knight Holdco LLC, a Delaware limited liability company ("Parent"), Knight Acquisition Co., a Kansas corporation ("Merger Sub"), and the Issuer, which are described in Item 4 below, including debt incurred or to remain outstanding in connection with the Transactions, is approximately $22.4 billion.

     In separate Equity Commitment Letters, dated August 28, 2006 (the "Equity Commitment Letters"), GS Capital Partners V Fund, L.P. ("GS Capital"), GS Capital Partners V Offshore Fund, L.P. ("GS Offshore"), GS Capital Partners V GmbH & Co. KG ("GS Germany"), GS Capital Partners V Institutional, L.P. ("GS Institutional"), GS Global Infrastructure Partners I, L.P. ("GS Infrastructure"), The Goldman Sachs Group, Inc. ("GS Group"), Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIG Knight (collectively, the "Sponsors") agreed, subject to certain conditions, to contribute an aggregate of approximately $5.5 billion in cash to Parent in exchange for Class A units of Parent, solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. The amounts under the Equity Commitment Letters may be reduced in the event of receipt of additional equity rollover or cash contributions from certain management or directors of the Issuer. This summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letters, which are referenced herein as Exhibits C through K and incorporated by reference in their entirety into this Item 3.

     In addition, Richard Kinder, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of August 28, 2006 (the "Rollover Equity Commitment Letter"), pursuant to which Mr. Kinder agreed, subject to certain conditions, to contribute up to approximately 23,994,827 shares of Common Stock to Parent (together with any rollover shares committed after the date hereof by management or directors of the Issuer, the "Rollover Shares") in exchange for Class A units of Parent. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is referenced herein as Exhibit L and incorporated by reference in its entirety into this Item 3. The total equity to be contributed by the Sponsors, Mr. Kinder and the other members of management or directors of the Issuer, either through cash or the contribution of Rollover Shares, is approximately $7.9 billion.

     In addition, Merger Sub received a Debt Commitment Letter from Goldman Sachs Credit Partners, L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch Capital Corporation, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Lenders"), dated as of July 18, 2006 (the "Debt Commitment Letter"), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $8.6 billion in debt financing, through a combination of term loan facilities and a $1.0 billion senior secured credit facility (which will replace the existing $800 million unsecured facility of the Issuer), which financing will be used to fund the merger consideration under the Merger Agreement, pay certain expenses, refinance maturing debt, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is referenced herein as Exhibit M and incorporated by reference in its entirety into this Item 3. Total funded indebtedness of the Issuer following the consummation of the Transactions is expected to be approximately $14.5 billion. The existing senior indebtedness of the Issuer and Kinder Morgan Finance Company, ULC is expected to be equally and ratably secured with the new debt financing described above.

     Finally, in separate Guarantees, each dated as of August 28, 2006 (the "Guarantee Agreements"), each of GS Capital, GS Infrastructure, Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIGFP unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of Parent and Merger Sub's payment obligations under the Merger Agreement, subject to certain caps. This summary of the Guarantee Agreements does not purport to be complete and is qualified in its entirety by reference to the Guarantee Agreements, which are referenced herein as Exhibits N through R and incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

     On August 28, 2006, the Issuer announced in a Press Release (the "Press Release") that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Common Stock (other than any Rollover Shares) would be converted into the right to receive $107.50 per share in cash. The foregoing summary of the Press Release and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Press Release and the Merger Agreement, each of which are referenced herein as Exhibit S and Exhibit T, respectively, and incorporated by reference in their entirety into this Item 4.

     In connection with the Transactions, Mr. Kinder entered into a Voting Agreement with Parent and Merger Sub, dated as of August 28, 2006 (the "Voting Agreement"), pursuant to which Mr. Kinder agreed, subject to certain conditions, to vote his Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit U and incorporated by reference in its entirety into this Item 4.

     The Sponsors and Mr. Kinder entered into a Limited Liability Company Agreement of Parent, dated as of August 28, 2006 (the "Interim LLC Agreement"), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or Merger Sub. This summary of the Interim LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim LLC Agreement, which is referenced herein as Exhibit V and incorporated by reference in its entirety into this Item 4.

     The purpose of the Transactions is to acquire all of the outstanding Common Stock (other than Rollover Shares). If the Transactions are consummated, the Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Exchange Act, and the Issuer will be privately held by the Sponsors, Mr. Kinder, and certain members of the Issuer's management who elect to participate in the Transactions.

     The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock. The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

Item 5. Interest in Securities of the Issuer.

     (a) Each Reporting Person's current ownership interests in the Issuer and the Common Stock of the Issuer is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentages appearing on such pages have been calculated based on a total of 133,921,582 shares, which is the number of shares of Common Stock of the Issuer outstanding as of July 31, 2006 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 8, 2006.

     As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, Mr. Kinder. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the 23,994,827 shares of Common Stock reported as beneficially owned by Mr. Kinder in his Schedule 13D, filed with the SEC on May 30, 2006. Each Reporting Person hereby disclaims membership in any "group" with any person other than the Reporting Persons, and disclaims beneficial ownership of any shares of Common Stock that may be or are beneficially owned by, among others, Mr. Kinder.

     (b) AIG has shared voting and dispositive power as to the shares of Common Stock owned by AIG.

     (c) Each of the Reporting Persons and, to the best of their knowledge, the executive officers and directors of the Reporting Persons (as listed in Exhibit
A) have not engaged in any transactions in the Common Stock of the Issuer during the past sixty days. None of the Reporting Persons has any available information regarding transactions in the Common Stock of the Issuer by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

     (d) - (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

     (A) List of the Directors and Executive Officers of American International Group, Inc., AIG Financial Products Corp., AIG Knight LLC, Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice
R. and Corrine P. Greenberg Family Foundation, Inc. and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. their business addresses and principal occupations.

     (B) Joint Filing Agreement, dated as of September 7, 2006, among American International Group, Inc., AIG Financial Products Corp. and AIG Knight LLC.

     (C) GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.01 of Amendment No. 2 to
Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (D) GS Capital Partners V Offshore Fund, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (E) GS Capital Partners V GmbH & CO. KG Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.03 of Amendment No. 2 to
Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (F) GS Capital Partners V Institutional, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (G) GS Global Infrastructure Partners I, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (H) The Goldman Sachs Group, Inc. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to
Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (I) Carlyle Partners IV, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (J) Carlyle/Riverstone Global Energy and Power Fund III, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit
7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (K) AIG Knight LLC Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (L) Rollover Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (M) Debt Commitment Letter, dated July 18, 2006 (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (N) GS Capital Partners V Fund, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (O) GS Global Infrastructure Partners I, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.13 of Amendment No. 2 to
Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (P) Carlyle Partners IV, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.14 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (Q) Carlyle/Riverstone Global Energy and Power Fund III, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30,
2006).

     (R) AIG Financial Products Corp. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (S) Press Release, dated August 28, 2006 (incorporated by reference to
Exhibit 7.17 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (T) Agreement and Plan of Merger, dated as of August 28, 2006, by and among Knight Holdco LLC, Knight Acquisition Co., and Kinder Morgan, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Mr. Kinder with the SEC on August 28, 2006).

     (U) Voting Agreement, dated as of August 28, 2006, by and between Knight Holdco LLC, Knight Acquisition Co., and Richard Kinder (incorporated by reference to Exhibit 7.19 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

     (V) Limited Liability Agreement of Knight Holdco LLC, dated as of August 28, 2006, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder (incorporated by reference to Exhibit 7.20 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 7, 2006

                                      AMERICAN INTERNATIONAL GROUP, INC.


                                      By: /s/ Kathleen E. Shannon
                                          --------------------------------------
                                      Name: Kathleen E. Shannon
                                      Title: Senior Vice President and Secretary


                                      AIG FINANCIAL PRODUCTS CORP.


                                      By: /s/ Douglas L. Poling
                                          ------------------------------------
                                      Name: Douglas L. Poling
                                      Title: Executive Vice President,
                                             Chief Administrative Officer,
                                             General Counsel and Secretary


                                      AIG KNIGHT LLC


                                      By: /s/ Douglas L. Poling
                                          ------------------------------------
                                      Name: Douglas L. Poling
                                      Title: Executive Vice President,
                                             Chief Administrative Officer,
                                             General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit No.                               Description                                     Location
-----------                               -----------                                     --------
A.            List of the Directors and Executive Officers of American                   Filed herewith.
              International Group, Inc., AIG Financial Products Corp., AIG
              Knight LLC, Starr International Company, Inc., C.V. Starr & Co.,
              Inc., Universal Foundation, Inc., The Maurice R. and Corrine P.
              Greenberg Family Foundation, Inc. and The Maurice R. and Corinne
              P. Greenberg Joint Tenancy Corporation, Inc. their business addresses and principal occupations.

B.            Joint Filing Agreement, dated as of September 7, 2006, among               Filed herewith.
              American International Group, Inc., AIG Financial Products Corp.
              and AIG Knight LLC.

C.            GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated           Exhibit 7.01 of
              August 28, 2006.                                                        Amendment No. 2 to
                                                                                      Schedule 13D filed
                                                                                      by Mr. Kinder with
                                                                                       the SEC on August
                                                                                       30, 2006 ("Kinder
                                                                                        Schedule 13D/A")

D.            GS Capital Partners V Offshore Fund, L.P. Equity Commitment                Exhibit 7.02 of
              Letter, dated August 28, 2006.                                       Kinder Schedule 13D/A

E.            GS Capital Partners V GmbH & CO. KG Equity Commitment Letter,              Exhibit 7.03 of
              dated August 28, 2006.                                               Kinder Schedule 13D/A

F.            GS Capital Partners V Institutional, L.P. Equity Commitment                Exhibit 7.04 of
              Letter, dated August 28, 2006.                                       Kinder Schedule 13D/A

G.            GS Global Infrastructure Partners I, L.P. Equity Commitment                Exhibit 7.05 of
              Letter, dated August 28, 2006.                                       Kinder Schedule 13D/A

H.            The Goldman Sachs Group, Inc. Equity Commitment Letter, dated              Exhibit 7.06 of
              August 28, 2006.                                                     Kinder Schedule 13D/A

I.            Carlyle Partners IV, L.P. Equity Commitment Letter, dated August           Exhibit 7.07 of
              28, 2006.                                                            Kinder Schedule 13D/A

J.            Carlyle/Riverstone Global Energy and Power Fund III, L.P. Equity           Exhibit 7.08 of
              Commitment Letter, dated August 28, 2006.                            Kinder Schedule 13D/A

K.            AIG Knight LLC Equity Commitment Letter, dated August 28, 2006.            Exhibit 7.09 of
                                                                                   Kinder Schedule 13D/A

L.            Rollover Equity Commitment Letter, dated August 28, 2006.                  Exhibit 7.10 of
                                                                                   Kinder Schedule 13D/A

M.            Debt Commitment Letter, dated July 18, 2006.                               Exhibit 7.11 of
                                                                                   Kinder Schedule 13D/A

N.            GS Capital Partners V Fund, L.P. Guarantee Letter, dated August            Exhibit 7.12 of
              28, 2006.                                                            Kinder Schedule 13D/A

O.            GS Global Infrastructure Partners I, L.P. Guarantee Letter, dated          Exhibit 7.13 of
              August 28, 2006.                                                     Kinder Schedule 13D/A

P.            Carlyle Partners IV, L.P. Guarantee Letter, dated August 28, 2006.         Exhibit 7.14 of
                                                                                   Kinder Schedule 13D/A

Q.            Carlyle/Riverstone Global Energy and Power Fund III, L.P.                  Exhibit 7.15 of
              Guarantee Letter, dated August 28, 2006.                             Kinder Schedule 13D/A

R.            AIG Financial Products Corp. Guarantee Letter, dated August 28,            Exhibit 7.16 of
              2006.                                                                Kinder Schedule 13D/A

S.            Press Release, dated August 28, 2006.                                      Exhibit 7.17 of
                                                                                   Kinder Schedule 13D/A

T.            Agreement and Plan of Merger, dated as of August 28, 2006, by and       Exhibit 2.1 of the
              among Knight Holdco LLC, Knight Acquisition Co., and Kinder              Current Report on
              Morgan, Inc.                                                             Form 8-K filed by
                                                                                     Mr. Kinder with the
                                                                                       SEC on August 28,
                                                                                                   2006.

U.            Voting Agreement, dated as of August 28, 2006, by and between              Exhibit 7.19 of
              Knight Holdco LLC, Knight Acquisition Co., and Richard Kinder.       Kinder Schedule 13D/A

V.            Limited Liability Agreement of Knight Holdco LLC, dated as of              Exhibit 7.20 of
              August 28, 2006, by and among GS Capital Partners V Fund, L.P., GS   Kinder Schedule 13D/A
              Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH
              & CO. KG, GS Capital Partners V Institutional, L.P., GS Global
              Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc.,
              Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and
              Power Fund III, L.P., AIG Knight LLC and Richard Kinder.